Exhibit 99.1

Scienjoy Holding Corporation Reports Fourth Quarter 2020 Unaudited Financial Results

BEIJING, March 24, 2021 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its unaudited financial results for the fourth quarter ended December 31, 2020.

Fourth Quarter 2020 Operating and Financial Highlights

●	Total net revenues increased by 71.4% to RMB454.4 million (US$69.6 million) from RMB265.1 million in the same period of 2019, exceeding the Company’s guidance forecast of RMB389,0 million to RMB405.0 million provided in its third quarter 2020 earnings release.

●	Gross profit increased by 24.7% to RMB79.8 million (US$12.2 million) from RMB64.0 million in the same period of 2019.

●	Net loss was RMB48.3 million (US$7.4 million), as compared to a net income of RMB52.7 million in the same period of 2019, mainly due to RMB101.7 million (US$15.6 million) loss resulted from change in fair value of contingent consideration.

●	Adjusted net income [1] increased by 1.4% to RMB53.4 million (US$8.2 million) from RMB52.7 million in the same period of 2019. Adjusted net income margin decreased to 11.8% from 19.9% in the same period of 2019.

●	Earnout targets for both Scienjoy and Beelive in fiscal year 2020 were fulfilled.

●	Total paying users increased by 7.2% to 332,410 from 310,036 in the same period of 2019.

●	Total number of broadcasters increased by 892.3% to 118,411 from 11,933 in the same period of 2019.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We once again delivered strong quarterly results as we continued to deliver convenient and engaging live show entertainment experiences to our global user base in the period. In addition, we also remained steadfast in our commitment to advancing our R&D capabilities, upgrading our platform operations, and exploring those technologies capable of providing our users with more engaging platform experiences, including AR, AI, big data, and more. Keeping with our growth mindset, we have recognized the potential for additional expansion into new mobile live streaming segments, including voice live streaming, e-commerce, and MCN. As such, we officially announced our goal to develop a fully integrated live streaming ecosystem covering these fields and more in December 2020. By expanding our businesses in both domestic and international markets, we will further diversify our revenue streams, capture promising new development opportunities, and further compound the healthy growth of our business trajectory.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We concluded the fourth quarter of 2020 with solid financial results, further demonstrating our enduring business success and ongoing market expansion. During the quarter, total net revenues grew by 71.4% year over year, representing our highest ever year-over-year top line growth rate for the fourth quarter. As a result, our total net revenues in the full year of 2020 exceeded RMB1.2 billion. While we did book a net loss for the quarter, this was mainly due to RMB101.7 million in loss resulting from change in fair value of contingent consideration in the quarter, which was derived from our previous two major business developments and therefore will not have a lasting impact on our long-term financial performance. Our adjusted net income, excluding the impact of change in fair value of contingent consideration, increased on a year-over-year basis. Looking ahead, we remain confident that our sufficient capital reserves, strong revenue growth, and balanced operational performance will enable us to generate increased shareholder value.”

Fourth Quarter 2020 Financial Results

Total net revenues in the fourth quarter of 2020 increased by 71.4% to RMB454.4 million (US$69.6 million) from RMB265.1 million in the same period of 2019. The increase was mainly due to 7.2% year-over-year increase in total paying users and RMB511 year-over-year increase in ARPPU during the quarter. Revenue from Beelive, which is the live streaming platform acquired by the Company in August 2020, was RMB107.5 million (US$16.5 million) in the fourth quarter of 2020. The revenue from the remainder of the Company’s live streaming platforms in the fourth quarter of 2020 was RMB346.8 million (US$53.2 million), representing an increase of 30.8% from the same period of last year.

[1]	“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Cost of revenues in the fourth quarter of 2020 increased by 86.2% to RMB374.6 million (US$57.4 million) from RMB201.1 million in the same period of 2019. The increase was primarily attributable to a 90.8%, or RMB153.9 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the 892.3% year-over-year increase in the total number of broadcasters as well as the growth of the Company’s overall live streaming operations in the fourth quarter of 2020.

Gross profit in the fourth quarter of 2020 increased by 24.7% to RMB79.8 million (US$12.2 million) from RMB64.0 million in the same period of 2019. Gross margin in the fourth quarter of 2020 decreased to 17.6% from 24.1% in the same period of 2019, which was in line with the increase in revenue sharing fees and content costs to attract more quality broadcasters.

Total operating expenses in the fourth quarter of 2020 increased by 249.9% to RMB26.0 million (US$4.0 million) from RMB7.4 million in the same period of 2019.

●	Sales and marketing expenses in the fourth quarter of 2020 increased by 353.6% to RMB6.4 million (US$1.0 million) from RMB1.4 million in the same period of 2019 due to the increase in marketing and promotional activities during the fourth quarter of 2020 to attract and retain more paying users.

●	General and administrative expenses in the fourth quarter of 2020 increased by 571.9% to RMB14.2 million (US$2.2 million) from RMB2.1 million in the same period of 2019. This increase was caused by higher employee benefits, an increased headcount, as well as additional consulting and professional fees incurred as a result of the Company’s public listing on the Nasdaq stock exchange.

●	Research and development expenses in the fourth quarter of 2020 increased by 84.5% to RMB11.0 million (US$1.7 million) from RMB6.0 million in the same period of 2019 as the Company increased its R&D headcount and its benefits for the relevant employees to continue strengthening its technological capabilities.

●	Recovery of provision for doubtful accounts in the fourth quarter of 2020 increased by 169.7% to RMB5.5 million (US$0.8 million) from RMB2.0 million in the same period of 2019 as a result of the Company’s increased collection efforts. The Company has committed more resources to the collection of its account receivables and thus expects its provision for doubtful accounts to decline going forward.

Income from operations in the fourth quarter of 2020 decreased by 4.9% to RMB53.8 million (US$8.2 million) from RMB56.5 million in the same period of 2019 due to the higher operating expenses incurred in the period. Operating margin in the fourth quarter of 2020 decreased to 11.8% from 21.3% in the same period of 2019.

Change in fair value of contingent consideration in the fourth quarter of 2020 represented a loss of RMB101.7 million (U$$15.6 million). Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020, and acquisition of Beelive on August 21, 2020, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Net loss in the fourth quarter of 2020 was RMB48.3 million (US$7.4 million), compared to a net income RMB52.7 million in the same period of 2019, mainly due to the change in fair value of contingent consideration.

Adjusted net income in the fourth quarter of 2020, which excludes change in fair value of contingent consideration, increased by 1.4% to RMB53.4 million (US$8.2 million) from RMB52.7 million in the same period of 2019. Adjusted net margin in the fourth quarter of 2020 decreased to 11.8% from 19.9% in the same period of 2019 due to the increase in operating expenses.

Basic and diluted net loss per ordinary share in the fourth quarter of 2020 were RMB1.79 (US$0.27). In comparison, basic and diluted net income per ordinary share in the fourth quarter of 2019 were RMB2.72 and RMB2.64 respectively.

Adjusted basic and diluted net income per ordinary share in the fourth quarter of 2020 were RMB1.98 (US$0.30) and RMB1.75 (US$0.27), respectively. In comparison, adjusted basic and diluted net income per ordinary share in the fourth quarter of 2019 were RMB2.72 and RMB2.64 respectively.

Earnout Target of Scienjoy

Pursuant to the Share Exchange Agreement dated as of October 28, 2019, entered into by and among Scienjoy, Scienjoy Inc., Lavacano Holding Limited (“Lavacano”), and WBY Entertainment Holding Ltd. (“WBY”, together with Lavacano, the “Sellers”), the Sellers will be entitled to receive 3,000,000 ordinary shares of the Company if Scienjoy’s net income before tax for the year ended December 31, 2020, is greater than or equal to either US$28,300,000 or RMB190,000,000 (the “Scienjoy 2020 Earnout Target”). Scienjoy had fulfilled the Scienjoy 2020 Earnout Target as of fiscal year end 2020.

Earnout Target of Beelive

Pursuant to the Equity Acquisition Framework Agreement dated as of August 10, 2020, Cosmic will be entitled to receive 540,960 ordinary shares of the Company since the Beelive 2020 Earnout Target had been fulfilled as of fiscal year end 2020.

Business Outlook

The Company expects its total net revenues to be in the range of RMB383 million to RMB394 million in the first quarter of 2021, which represents a year-over-year increase of 77% to 82%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company.

On February 23, 2021, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) and an escrow agreement (the “Escrow Agreement”) with White Lion Capital LLC, a Nevada limited liability company (the “Investor”), which provide that, upon the terms and subject to the conditions and limitations set forth therein, the Investor is committed to purchase the Company’s ordinary shares, no par value, with an aggregate offering price of up to US$30,000,000 (“Commitment Amount”) from time to time during the Commitment Period, which starts on the date of the filing of the initial registration statement covering the resale of securities issued under the Purchase Agreement, and shall terminate on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, (ii) the six month anniversary of the filing of such initial registration statement, or (iii) the date on which the Purchase Agreement is terminated.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates four primary online live streaming brands on five mobile apps: Showself, Lehai, Haixiu and Beelive International and Beelive Chinese (Mifeng), each using Scienjoy’s own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional “broadcasters” to end-users, allowing for the operation of live social video communities. Using Scienjoy’s mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster. For more information, please see http://ir.Scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Sharon Zhou
ICR LLC.
+1 (212) 537-9254
scienjoy.ir@icrinc.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	257,405	443,549	67,977
Live streaming - time based virtual items revenue	6,491	9,165	1,405
Technical services	1,217	1,665	255
Total revenues	265,113	454,379	69,637

Cost of revenues	(201,126)	(374,560)	(57,404)
Gross profit	63,987	79,819	12,233
Operating expenses
Sales and marketing expenses	(1,407)	(6,382)	(978)
General and administrative expenses	(2,106)	(14,150)	(2,169)
Recovery for doubtful accounts	2,042	5,507	844
Research and development expenses	(5,969)	(11,010)	(1,687)
Total operating expenses	(7,440)	(26,035)	(3,990)
Income from operations	56,547	53,784	8,243
Interest income	396	806	124
Other income, net	45	76	12
Foreign exchange (loss) gain, net	(2)	(280)	(43)
Change in fair value of contingent consideration	-	(101,716)	(15,589)
Income (loss) before income taxes	56,986	(47,330)	(7,253)
Income tax expenses	(4,274)	(939)	(144)
Net income (loss)	52,712	(48,269)	(7,397)
Other comprehensive income - foreign currency translation adjustment	-	6,862	1,052
Comprehensive income (loss) attributable to the Company’s shareholders	52,712	(41,407)	(6,345)
Weighted average number of shares
Basic	19,400,000	27,037,302	27,037,302
Diluted	20,002,000	27,037,302	27,037,302
Earnings (loss) per share
Basic	2.72	(1.79)	(0.27)
Diluted	2.64	(1.79)	(0.27)

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$

Net income (loss)	52,712	(48,269)	(7,397)
Less:
Change in fair value of contingent consideration	-	(101,716)	(15,589)
Adjusted net income	52,712	53,447	8,192

Adjusted net income per ordinary share*
Basic	2.72	1.98	0.30
Diluted	2.64	1.75	0.27